

treats you can trust

home free®

EGG FREE
DAIRY FREE
GLUTEN FREE
ALLERGY FRIENDLY
VEGAN
PEANUT FREE
KOSHER
NUT FREE
NO RICE
NON-GMO
WHOLE GRAIN!
SUPER DELICIOUS

DELICIOUS COOKIES MADE THE HOMEFREE WAY:



allergy friendly, gluten free

Made in our dedicated bakery with the highest standards.



healthy & inclusive

Whole grain and quality ingredients. Just about everyone can enjoy our treats.



socially conscious

It's important to us to manufacture responsibly and to make a difference in the world.



award winning

The Good Housekeeping Research Institute named ours "Best Gluten Free Cookies."

















home free
double chocolate c
chocolate
vanilla
ginger sn
lemon bu
chocolate chip
mini cookies

HOMEFREETREATS.COM

NON GMO Project VERIFIED nongmoproject.org
50%+ WHOLE GRAIN 8g or more per serving
50% OR MORE OF THE GRAIN IS WHOLE GRAIN
Pareve
Certified Gluten-Free
Certified B Corporation
Certified WBENC Women's Business Enterprise

home free
treats you can trust

chocolate chip
mini cookies


home free
chocolate chip
mini cookies

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, chocolate chips (sugar, unsweetened chocolate, non-dairy cocoa butter, dextrose, soy lecithin [an emulsifier], vanilla extract), organic tapioca starch, pear juice concentrate, baking soda (sodium bicarbonate), pure vanilla extract, salt, cream of tartar, soy lecithin [an emulsifier], xanthan gum, rosemary extract. ALLERGEN INFORMATION: **CONTAINS SOY LECITHIN**. Made in a dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame.We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

Nutrition Facts

About 4.5 servings per container
Serving Size 7 cookies (31g)

Amount per serving	
Calories	**150**
	% Daily Value*
Total Fat 7g	9%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 90mg	4%
Total Carbohydrate 21g	8%
Dietary Fiber 2g	7%
Total Sugars 11g	
Includes 11g Added Sugars	22%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 16mg	2%
Iron less than 1mg	6%
Potassium 24mg	1%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

UPC: 857313001756

lemon burst
mini cookies


home free
lemon burst
mini cookies

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, organic tapioca starch, pear juice concentrate, lemon juice concentrate, lemon extract, salt, pure vanilla extract, cream of tartar, baking soda (sodium bicarbonate), sunflower lecithin [an emulsifier], gum karaya, rosemary extract. ALLERGEN INFORMATION: Made on shared lines with soy lecithin. Made in a dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

Nutrition Facts

About 5 servings per container
Serving Size 8 cookies (30g)

Amount per serving	
Calories	**150**
	% Daily Value*
Total Fat 6g	8%
Saturated Fat 0.5g	2%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 95mg	4%
Total Carbohydrate 21g	8%
Dietary Fiber 1g	4%
Total Sugars 10g	
Includes 10g Added Sugars	20%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 9mg	1%
Iron less than 1mg	3%
Potassium 30mg	1%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

UPC: 857488004309

double chocolate chip
mini cookies


home free
double chocolate chip
mini cookies

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, chocolate chips (cane sugar, unsweetened chocolate, non-dairy cocoa butter), demerara sugar, non-alkalized cocoa powder, organic tapioca starch, apple juice concentrate, baking soda (sodium bicarbonate), pure vanilla extract, salt, baking powder, sunflower lecithin [an emulsifier], xanthan gum, rosemary extract. ALLERGEN INFORMATION: Made on shared lines with soy lecithin. Made in a dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins

Nutrition Facts

About 4.5 servings per container
Serving Size 8 cookies (31g)

Amount per serving	
Calories	**150**
	% Daily Value*
Total Fat 6g	9%
Saturated Fat 1.5g	8%
Trans Fat 0g	0%
Cholesterol 0mg	0%
Sodium 140mg	7%
Total Carbohydrate 22g	8%
Dietary Fiber 2g	
Total Sugars 11g	22%
Includes 11g Added Sugars	
Protein 2g	
Vitamin D 0mcg	0%
Calcium 25mg	2%
Iron 2mg	10%
Potassium 55mg	2%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

UPC: 857313001763

chocolate mint
mini cookies


home free
chocolate mint
mini cookies

INGREDIENTS: Gluten free whole oat flour, cane sugar, high oleic safflower oil, demerara sugar, non-alkalized cocoa powder, organic tapioca starch, apple juice concentrate, peppermint extract, baking soda (sodium bicarbonate), pure vanilla extract, salt, xanthan gum, sunflower lecithin, cream of tartar, rosemary extract. ALLERGEN INFORMATION: Made on shared lines with soy lecithin. Made in a dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

Nutrition Facts

About 4.5 servings per container
Serving Size 7 cookies (31g)

Amount per serving	
Calories	**150**
	% Daily Value*
Total Fat 6g	8%
Saturated Fat 1g	5%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 140mg	6%
Total Carbohydrate 22g	8%
Dietary Fiber 2g	7%
Total Sugars 11g	
Includes 10g Added Sugars	20%
Protein 2g	
Vitamin D 0mcg	0%
Calcium 13mg	1%
Iron 2mg	11%
Potassium 48mg	1%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

UPC: 857488004347

vanilla
mini cookies, 70% organic


home free
vanilla
mini cookies

INGREDIENTS: Gluten free whole oat flour, organic cane sugar, organic high oleic safflower oil, organic pear juice from concentrate, organic tapioca starch, organic buckwheat flour, organic lemon juice from concentrate, organic pure vanilla extract, baking soda (sodium bicarbonate), salt, baking powder, xanthan gum, cream of tartar, rosemary extract. ALLERGEN INFORMATION: Made on shared lines with soy lecithin. Made in a dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

Nutrition Facts

About 4.5 servings per container
Serving Size 7 cookies (31g)

Amount per serving	
Calories	**150**
	% Daily Value*
Total Fat 6g	8%
Saturated Fat 0.5g	2%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 95mg	4%
Total Carbohydrate 22g	8%
Dietary Fiber 1g	4%
Total Sugars 10g	
Includes 10g Added Sugars	20%
Protein 1g	
Vitamin D 0mcg	0%
Calcium 14mg	1%
Iron less than 1mg	3%
Potassium 16mg	0%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

UPC: 857313001626

ginger snap
mini cookies


home free
ginger snap
mini cookies

INGREDIENTS: Gluten free whole oat flour, cane sugar, pear juice from concentrate, high oleic safflower oil, organic tapioca starch, molasses, organic ground ginger, baking soda (sodium bicarbonate), organic cinnamon, salt, pure vanilla extract, cream of tartar, xanthan gum, organic cloves, rosemary extract. ALLERGEN INFORMATION: Made on shared lines with soy lecithin. Made in a dedicated facility containing no peanuts, no tree nuts, no eggs, no dairy, no fish, no shellfish, no wheat, no gluten, and no sesame. We carefully source ingredients and test for peanut, almond, egg, milk and gluten proteins.

Nutrition Facts

About 4.5 servings per container
Serving Size 8 cookies (31g)

Amount per serving	
Calories	**150**
	% Daily Value*
Total Fat 6g	8%
Saturated Fat 0.5g	2%
Trans Fat 0g	
Cholesterol 0mg	0%
Sodium 105mg	5%
Total Carbohydrate 22g	8%
Dietary Fiber 1g	4%
Total Sugars 11g	
Includes 10g Added Sugars	20%
Protein 1g	
Vitamin D 0mcg	0%
Calcium 18mg	2%
Iron less than 1mg	5%
Potassium 23mg	1%

* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutritional advice.

UPC: 857488004446


homefree
DELICIOUS, WHOLESOME, ALLERGY-FRIENDLY COOKIES!
HOMEFREETREATS.COM

Shipper UPC: 857488004569

Grab & Go single serve 10-unit trays are available in most flavors!


homefree
double chocolate chip
homefree


homefree
chocolate chip
homefree

Homefree, LLC • P.O. Box 491 Windham, NH 03087 • tel: 800-552-7172 • email: info@homefreetreats.com